ALIO GOLD INC.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting (the “Meeting”) of the shareholders of Alio Gold Inc. (the “Company”) held on May 18, 2018 in Vancouver, British Columbia.

The Rye Patch Acquisition

At the Meeting, shareholders voted to approve the issuance, or reservation for issuance, as the case may be, by the Company of such number of common shares of the Company as may be required to be issued pursuant to the plan of arrangement involving Rye Patch Gold Corp. under Division 5 of Part 9 of the Business Corporations Act (British Columbia) in accordance with the terms of the arrangement agreement, dated March 18, 2018, between the Company and Rye Patch Gold Corp., as follows:

For	%	Against	%
15,394,725	94.19	950,328	5.81

Setting of Number of Directors

At the Meeting, shareholders voted to set the number of directors at seven, as follows:

For	%	Withhold	%
16,252,692	99.43	92,361	0.57

Election of Directors

At the Meeting, shareholders voted to elect the following directors, as follows:

	For	%	Withhold	%

Mark D. Backens	15,429,784	94.40	915,269	5.60

George Brack	15,423,850	94.36	921,203	5.64

Bryan A. Coates	15,420,119	94.34	924,934	5.66

Stephen Lang	15,417,743	94.33	927,310	5.67

Greg McCunn	15,411,992	94.29	933,061	5.71

Paula Rogers	15,415,736	94.31	929,317	5.69

José Alberto Vizquerra Benavides	14,446,525	88.38	1,898,528	11.62

Appointment of Auditors

At the Meeting, shareholders voted to appoint Deloitte LLP, Chartered Professional Accountants, as the auditor of the Company and authorized the directors to fix the remuneration to be paid to Deloitte LLP, Chartered Professional Accountants, as follows:

For	%	Withhold	%
22,912,222	99.71	66,560	0.29

For additional information, please see the Company’s Information Circular filed in connection with the Meeting, which is available on the Company’s website at www.aliogold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Dated this 18th day of May, 2018.

ALIO GOLD INC.

By:	(signed) “Colette Rustad”
Name: Colette Rustad
Title: Chief Financial Officer